November 24, 2021 Division of Corporation Finance U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549 Re:

36Kr Holdings Inc.
Form 20-F for Fiscal Year Ended December 31, 2020
File No. 001-39117

Attn:	Division of Corporation Finance

Office of Trade & Services

VIA EDGAR

Dear Stephen Kim and Doug Jones:

This letter sets forth the responses of 36Kr Holdings Inc. (“36Kr” or the “Company”) to the comments (the “Comments”) the Company received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated September 23, 2021.

For your convenience, the Staff’s comments are repeated below in bold, followed by the Company’s response to such comments.

General Note to the Staff:

The Company respectfully submits to the Staff that the recent PRC regulatory developments that implicated the (i) VIE structures, (ii) cybersecurity and data privacy, and (iii) overseas listings and capital raising activities of PRC firms and gave rise to the Comments happened after the filing of the Company’s annual report on Form 20-F filed with the Commission in April 2021 (the “2020 Annual Report”). The management of the Company was not aware of such regulatory developments that broadly affected the industry where the Company operates until after the filing of the 2020 Annual Report. As such, the Company believes that the disclosures contained in the 2020 Annual Report fairly and accurately describe the Company’s business, financial condition and results of operations in each of the years presented in the 2020 Annual Report and as of the date of the Annual Report. With that being said, the Company respectfully submits in this letter its proposed updates to the disclosures contained in the 2020 Annual Report, which, subject to the Staff’s review and further regulatory developments (if applicable), will be included in the Company’s annual report for the year ending December 31, 2021 (the “2021 Annual Report”). In addition, the Company also undertakes to promptly disclose further material PRC regulatory developments and their potential impacts to the Company in its current reports on Form 6-K in the future, if and when such regulatory developments arise.

Form 20-F for Fiscal Year Ended December 31, 2020

Item 3. Key Information, page 2

1.             Please disclose prominently in this section that you are not a Chinese operating company but a Cayman Islands holding company with operations conducted by your subsidiaries and through contractual arrangements with a variable interest entity (VIE) based in China and that this structure involves unique risks to investors. Explain whether the VIE structure is used to replicate foreign investment in Chinese-based companies where Chinese law prohibits direct foreign investment in the operating companies, and disclose that investors may never directly hold equity interests in the Chinese operating company. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or value of your ADSs, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

Response

In response to the Staff’s Comments, the Company intends to add the following paragraphs to page 5 of the 2020 Annual Report in its 2021 Annual Report, subject to further updates based on its full year 2021 financial results:

36Kr Holdings Inc. is a Cayman Islands holding company. It conducts its operations in China through its PRC subsidiaries and the consolidated variable interest entity, or the VIE. However, we and our direct and indirect subsidiaries do not, and it is virtually impossible for them to, have any equity interests in the VIE in practice as current PRC laws and regulations restrict foreign investment in companies that engage in value-added telecommunication services. As a result, we depend on certain contractual arrangements with the VIE to operate a significant portion of our business. This structure allows us to exercise effective control over the VIE, and is designed to replicate substantially the same economic benefits as would be provided by direct ownership. The VIE is owned by certain nominee shareholders, not us. All of these nominee shareholders are also affiliated with our Company or affiliated with certain shareholders of the Company. Investors in our ADSs are purchasing equity securities of a Cayman Islands holding company rather than equity securities issued by our subsidiaries and the VIE. Investors who are non-PRC residents may never directly hold equity interests in the VIE under current PRC laws and regulations. As used in this annual report, “we,” “us,” “our company,” “our,” or “36Kr” refers to 36Kr Holdings Inc. and its subsidiaries, and, in the context of describing our consolidated financial information, business operations and operating data, our consolidated VIE, “Tianjin Duoke” refers to Tianjin Duoke Investment Co., Ltd., “Beijing Dake” refers to Beijing Dake Information Technology Co., Ltd., and “Beijing Duoke” refers to Beijing Duoke Information Technology Co. Ltd. We refer to Tianjin Duoke and Beijing Dake as the PRC subsidiaries in the context of describing of their activities. We refer to Beijing Duoke as the VIE in the context of describing its activities and contractual arrangements with us.

Our corporate structure involves unique risks to investors in the ADSs. In 2018, 2019 and 2020, the amount of revenues generated by the VIE accounted for 100%, 100% and 100%, respectively, of our total net revenues. As of December 31, 2018, 2019 and 2020, total assets of the VIE, excluding amounts due from other companies in the Group, equaled to 100%, 69% and 84% of our consolidated total assets as of the same dates, respectively. If the PRC government deems that our contractual arrangements with the VIE do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to material penalties or be forced to relinquish our interests in those operations or otherwise significantly change our corporate structure. We and our investors face significant uncertainty about potential future actions by the PRC government that could affect the legality and enforceability of the contractual arrangements with the VIE and, consequently, significantly affect our ability to consolidate the financial results of the VIE and the financial performance of our company as a whole. Our ADSs may decline in value or become worthless if we are unable to effectively enforce our contractual control rights over the assets and operations of the VIE that conduct a significant portion of our business in China. See “Item 3. Key Information—3.D. Risk Factor—Risks Related to Our Corporate Structure” for detailed discussion.

We face various legal and operational risks and uncertainties as a company based in and primarily operating in China. The PRC government has significant authority to exert influence on the ability of a China-based company, like us, to conduct its business, accept foreign investments or be listed on a U.S. stock exchange. For example, we face risks associated with regulatory approvals of offshore offerings, anti-monopoly regulatory actions, cybersecurity and data privacy, as well as the lack of inspection from the U.S. Public Company Accounting Oversight Board, or PCAOB, on our auditors. The PRC government may also intervene with or influence our operations at any time by adopting new laws and regulations as the government deems appropriate to further regulatory, political and societal goals. The PRC government has recently published new policies that significantly affected certain industries such as the education and internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations. Any such action, once taken by the PRC government, could cause the value of such securities to significantly decline or in extreme cases, become worthless. You should carefully consider all of the information in this annual report before making an investment in the ADSs. Below please find a summary of the principal risks and uncertainties we face, organized under relevant headings. In particular, as we are a China-based company incorporated in the Cayman Islands, you should pay special attention to subsections headed “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China” and “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Corporate Structure.”

2.             Please provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China and Hong Kong. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your ADSs or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of VIEs and data security or anti-monopoly concerns, has or may impact the company’s ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange.

Response

The Company respectfully advises the Staff that the principal operations and geographic market of the Company are primarily located in China.

In response to the Staff’s Comments, the Company intends to add the following paragraphs to page 51 of the 2020 Annual Report in its 2021 Annual Report:

Potential CSRC Approval Required for the Listing of our ADSs

On July 6, 2021, certain PRC regulatory authorities issued Opinions on Strictly Cracking Down on Illegal Securities Activities. These opinions call for strengthened regulation over illegal securities activities and supervision on overseas listings by China-based companies and propose to take effective measures, such as promoting the development of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. As of the date of this annual report, no official guidance and related implementation rules have been issued in relation to these recently issued opinions and the interpretation and implementation of these opinions remain unclear at this stage. We cannot assure you that we will not be required to obtain the approval of the CSRC or of potentially other regulatory authorities to maintain the listing status of our ADSs on the NASDAQ or to conduct offerings of securities in the future. We have been closely monitoring regulatory developments in China regarding any necessary approvals from the CSRC, the CAC, or other PRC regulatory authorities required for overseas listings. As of the date of this annual report, we have not received any inquiry, notice, warning, sanctions or regulatory objection from the CSRC.

The Company also intends to revise the disclosures on pages 5 and 51 of the 2020 Annual Report in its 2021 Annual Report to highlight the legal and operational risks associated with being based in or having the majority of the company’s operations in China. For details, see the Company’s responses to Comment 1 above and Comment 12 below.

3.             Please clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Disclose clearly the entity (including the domicile) in which investors are purchasing their interest.

Response

In response to the Staff’s Comments, the Company intends to revise the disclosures on page 5 of the 2020 Annual Report in its 2021 Annual Report. For details, see the Company’s response to Comment 1 above.

4.             Please disclose clearly that the company uses a structure that involves a VIE based in China and what that entails and provide early in the summary a diagram of the company’s corporate structure, including who the equity ownership interests are of each entity. Describe all contracts and arrangements through which you purport to obtain economic rights and exercise control that results in consolidation of the VIE’s operations and financial results into your financial statements. Identify clearly the entity in which investors are purchasing their interest and the entity(ies) in which the company’s operations are conducted. Describe the relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to uncertainties under Chinese law and jurisdictional limits.

Response

In response to the Staff’s Comments, the Company intends to add the following paragraphs to page 51 of the 2020 Annual Report in its 2021 Annual Report:

Contractual Arrangements and Corporate Structure

We are a Cayman Islands company and currently conduct substantially all of our business operations in the PRC through Beijing Dake, our subsidiary incorporated in the PRC, and the VIE. Beijing Dake controls Beijing Duoke, our VIE in the PRC, through a series of contractual arrangements. We conduct a significant portion of our businesses in China through Beijing Duoke. It is the VIE that holds our key operating licenses, provides services to our customers, and enters into contracts with our suppliers. We operate our businesses this way because PRC laws and regulations restrict foreign investment in companies that engage in value-added telecommunication services. These contractual arrangements entered into with the VIE allow us to (i) exercise effective control over the VIEs, (ii) receive substantially all of the economic benefits of the VIE, and (iii) have an exclusive option to purchase all or part of the equity interests in the VIE when and to the extent permitted by PRC law. These contractual arrangements include the exclusive purchase option agreement, powers of attorney, equity pledge agreement, and exclusive business cooperation agreement. As a result of these contractual arrangements, we exert effective control over, and are considered the primary beneficiary of, the VIE and consolidate its operating results in our financial statements under U.S. GAAP.

We do not have any equity interests in the VIE who is owned by certain nominee shareholders. As a result, control through these contractual arrangements may be less effective than direct ownership, and we could face heightened risks and costs in enforcing these contractual arrangements, because there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the legality and enforceability of these contractual arrangements. If the PRC government finds such agreements to be illegal, we could be subject to severe penalties or be forced to relinquish our interests in the VIE.

The Company also intends to revise the disclosures on page 5 of the 2020 Annual Report in its 2021 Annual Report. For details, see the Company’s response to Comment 1 above.

The Company further respectfully directs the Staff to pages 75 to 77 of the 2020 Annual Report for a detailed discussion of the company’s corporate structure, including who hold equity ownership interests of the VIE, all contracts and arrangements through which the Company purports to obtain economic rights and exercise control to consolidate the VIE’s results into the Company’s financial statements.

5.             In your summary of risk factors, please disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice, and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your ADSs. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response

The Company intends to revise the disclosures on pages 5, 26, 30 of the 2020 Annual Report in its 2021 Annual Report. For details, see the Company’s responses to Comments 1 and 4 above and Comment 11 below.

6.             Please disclose each permission that you, your subsidiaries or your VIEs are required to obtain from Chinese authorities to operate and issue these securities to foreign investors. State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), the Cyberspace Administration of China (CAC), or any other entity that is required to approve of the VIE’s operations, and state affirmatively whether you have received all requisite permissions and whether any permissions have been denied.

Response

In response to the Staff’s Comments, the Company intends to add the following paragraphs to page 51 of the 2020 Annual Report in its 2021 Annual Report:

Material Licenses and Permits

Our PRC subsidiaries and the VIE have obtained all material licenses and approvals required for our operations in China, except as disclosed in “Item 3. Key Information-3.D. Risk Factors- Risk Related to Our Business and Industry- Lack of Internet news information license may expose us to administrative sanctions, which would materially and adversely affect our business, results of operations and financial condition”, “Item 3. Key Information-3.D. Risk Factors- Risk Related to Our Business and Industry- Lack of Internet audio-visual program transmission license may expose us to administrative sanctions, which would materially and adversely affect our business, results of operations and financial condition.” and “Item 3. Key Information-3.D. Risk Factors- Risk Related to Our Business and Industry- Lack of Internet publishing license may expose us to administrative sanctions, which would materially and adversely affect our business, results of operations and financial condition.” For risks relating to licenses and approvals required for our operations in China, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry.”

In response to the Staff’s Comments, the Company intends to add the following paragraphs to page 61 of the 2020 Annual Report in the 2021 Annual Report:

Licenses and Approvals

The following table sets forth a list of material licenses and approvals, subject to further renewal, that our PRC subsidiaries and VIE are required to obtain to carry out our operations in China.

No.	License	Entity Holding the License	Type of the Entity	Regulatory Authority
1.	ICP License(增值电信业务许可证)	Beijing Duoke	VIE	Beijing Communications Administration (北京市通信管理局)
2.	Production and Operation of Radio and Television Program License （广播电视节目制作经营许可证）	Beijing Duoke	VIE	Beijing Municipal Radio and Television Bureau ( 北京市广播电视局)
3.	Online Culture Operating Permit（网络文化经营许可证）	Beijing Duoke	VIE	Beijing Municipal Burea of Culture and Tourism (北京市文化和旅游局)

The Company also intends to revise the disclosures on page 51 of the 2020 Annual Report in its 2021 Annual Report. For details, see the Company’s response to Comment 2 above.

7.             Please provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and consolidated VIEs, and direction of transfer. Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries and/or consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.

Response

In response to the Staff’s Comments, the Company intends to add the following paragraphs to page 51 of the 2020 Annual Report in its 2021 Annual Report, subject to further updates based on its full year 2021 financial results:

Transfer of Funds and Other Assets

The following diagram summarizes how funds were transferred among 36Kr Holdings Inc., our subsidiaries, and the VIE in 2018, 2019 and 2020.

Note: (1) Under relevant PRC laws and regulations, we are permitted to remit funds to our VIE through loans rather than capital contributions. In 2018, 2019 and 2020, the loan paid by the PRC subsidiaries to the VIE amounted to nil, RMB87.2 million and RMB35.9 million (US$5.2 million), respectively.

As of December 31, 2020, 36Kr Holdings Inc. had made cumulative capital contributions of US$ 41.0 million to subsidiaries of the parent company (the “Parent”), and were accounted for as long-term investments of 36Kr Holdings Inc, including US$ 6.0 million injected through intermediate holding company into 36Kr Global Holding (HK) Limited, an associate of the group, and US$35.0 million to the PRC subsidiaries. As of December 31, 2020, the loan balance owed under the VIE agreements was RMB118.1 million (US$18.1 million). In 2018, 2019 and 2020, the VIE transferred nil, nil and nil (US$ nil), respectively, to our PRC subsidiaries as payment or prepayment of service fees. Beijing Dake, our PRC subsidiary, provided the VIE with technical support, consulting services and other services related to the VIE’s business, including business management, daily operations, strategic planning, among others.

As of December 31, 2018, 2019 and 2020, the outstanding balance of service fees owed by the VIE to our PRC subsidiaries amounted to nil, RMB17.3 million and RMB50.7 million (US$7.8 million). There were no other assets transferred between VIE and non-VIEs in 2018, 2019 and 2020.

For any amounts owed by the VIE to our PRC subsidiaries under the VIE agreements, unless otherwise required by PRC tax authorities, we are able to settle such amounts without limitations under the current effective PRC laws and regulations, provided that the VIE has sufficient funds to do so. 36Kr Holdings Inc. has not previously declared or paid any cash dividend or dividend in kind, and has no plan to declare or pay any dividends in the near future on our shares or the ADSs representing our ordinary shares. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See “Item 8.—Financial Information—8.A. Consolidated Statements and Other Financial Information—Dividend Policy.”

For the purpose of illustration, the below table reflects the hypothetical taxes that might be required to be paid within China, assuming that: (i) we have taxable earnings, and (ii) we determine to pay a dividend in the future:

Taxation Scenario(1) Statutory Tax and Standard Rates
Hypothetical pre-tax earnings(2)	100%
Tax on earnings at statutory rate of 25%	-25%
Net earnings available for distribution	75%
Withholding tax at standard rate of 10%(3)	-7.5%
Net distribution to Parent/Shareholders	67.5%

Notes:

(1)       The tax calculation has been simplified for the purpose of this example. The hypothetical book pre-tax earnings amount, which does not consider temporary differences, is assumed to equal the taxable income in the PRC.

(2)       Under the terms of the VIE agreements, sales service fees are charged by our PRC subsidiaries to the VIE. For all the periods presented, these fees are recognized as cost of revenues of the VIE, with a corresponding amount as service income by our PRC subsidiaries and eliminated in consolidation. For income tax purposes, our PRC subsidiaries and VIE file income taxes on a separate company basis. The fees paid are recognized as a tax deduction by the VIE and as income by our PRC subsidiaries and are tax neutral.

Upon the instance that the VIE reaches a cumulative level of profitability, because our PRC subsidiaries occupy certain copyrights, the agreements will be updated to reflect charges for such copyrights usage on the basis that they will quantify for tax neutral treatment.

(3)       China’s Enterprise Income Tax Law imposes a withholding income tax of 10% on dividends distributed by a Foreign Invested Enterprises (“FIE”) to its immediate holding company outside of China. A lower withholding income tax rate of 5% is applied if the FIE’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with China, subject to a qualification review at the time of the distribution. For the purpose of this hypothetical example, this table has been prepared based on a taxation scenario under which the full withholding tax would be applied.

The table above has been prepared under the assumption that all profits of the VIE will be distributed as fees to our PRC subsidiaries under tax neutral contractual arrangements. If in the future, the accumulated earnings of the VIE exceed the fees paid to our PRC subsidiaries, or if the current and contemplated fee structure between the intercompany entities is determined to be non-substantive and disallowed by Chinese tax authorities, we have other tax-planning strategies that can be deployed on a tax neutral basis.

Should all tax planning strategies fail, the VIE could, as a matter of last resort, make a non-deductible transfer to our PRC subsidiaries for the amounts of the stranded cash in the VIE. This would result in the double taxation of earnings: one at the VIE level (for non-deductible expenses) and one at the PRC subsidiary level (for presumptive earnings on the transfer). Such a transfer and the related tax burdens would reduce our after-tax income to approximately 50.6% of the pre-tax income. Our management is of the view that the likelihood that this scenario would happen is remote.

Restrictions on Foreign Exchange and the Ability to Transfer Cash between Entities, Across Borders and to U.S. Investors

In the future, if and when we become profitable, 36Kr Holdings Inc.’s ability to pay dividends, if any, to its shareholders and ADS holders and to service any debt it may incur will depend upon dividends paid by our PRC subsidiaries. Under PRC laws and regulations, our PRC subsidiaries are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets offshore to 36Kr Holdings Inc. In particular, under the current effective PRC laws and regulations, dividends may be paid only out of distributable profits. Distributable profits are the net profit as determined under PRC GAAP, less any recovery of accumulated losses and appropriations to statutory and other reserves required to be made. Each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, after making up previous years’ accumulated losses, if any, to fund certain statutory reserve funds, until the aggregate amount of such a fund reaches 50% of its registered capital. As a result, our PRC subsidiaries may not have sufficient distributable profits to pay dividends to us in the near future.

Furthermore, if certain procedural requirements are satisfied, the payment of current account items, including profit distributions and trade and service related foreign exchange transactions, can be made in foreign currencies without prior approval from State Administration of Foreign Exchange (the “SAFE”) or its local branches. However, where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses, such as the repayment of loans denominated in foreign currencies, approval from or registration with competent government authorities or its authorized banks is required. The PRC government may take measures at its discretion from time to time to restrict access to foreign currencies for current account or capital account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our offshore intermediary holding companies or ultimate parent company, and therefore, our shareholders or investors in our ADSs. Further, we cannot assure you that new regulations or policies will not be promulgated in the future, which may further restrict the remittance of RMB into or out of the PRC. We cannot assure you, in light of the restrictions in place, or any amendment to be made from time to time, that our current or future PRC subsidiaries will be able to satisfy their respective payment obligations that are denominated in foreign currencies, including the remittance of dividends outside of the PRC. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to 36Kr Holdings Inc. In addition, our PRC subsidiaries are required to make appropriations to certain statutory reserve funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies.

For PRC and United States federal income tax consideration of an investment in the ADSs, see “Item 10. Additional Information—10.E. Taxation.”

8.             It appears that the consolidated VIEs constitute a material part of your consolidated financial statements. Please provide in tabular form condensed consolidating financial information as to financial position, cash flows and results of operations as of the same dates and for the same periods for which audited consolidated financial statements are required. Highlight the financial statement information related to the variable interest entity so an investor may evaluate the nature of assets held by, and the operations of, entities apart from the variable interest entity, which includes the cash held and transferred among entities.

Response

The Company respectfully advises the Staff that the following tables present the summary statements of operations for the Company’s VIE and other entities for the periods presented.

	For the year ended December 31,
	2018					2019					2020
	Parent	Subsidiaries of the Parent	VIE and its subsidiaries	Eliminating adjustments	Consolidated totals	Parent	Subsidiaries of the Parent	VIE and its subsidiaries	Eliminating adjustments	Consolidated totals	Parent	Subsidiaries of the Parent	VIE and its subsidiaries	Eliminating adjustments	Consolidated totals
			(RMB in thousands)					(RMB in thousands)					(RMB in thousands)
Condensed Consolidating Schedule of Results of Operations
Revenues (Note 1)	-	-	299,093	-	299,093	-	17,164	655,241	(16,799)	655,606	-	31,535	386,861	(31,632)	386,764
Cost of revenues (Note 1)	-	-	(140,317)	-	(140,317)	-	(4,520)	(392,569)	16,799	(380,290)	-	(10,135)	(282,772)	31,535	(261,372)
Gross profit	-	-	158,776	-	158,776	-	12,644	262,672	-	275,316	-	21,400	104,089	(97)	125,392
Operating expenses	-	-	(113,184)	-	(113,184)	(2,435)	(35,881)	(259,867)	-	(298,183)	(9,494)	(99,053)	(284,163)	-	(392,710)
Income/(Loss) from operations	-	-	45,592	-	45,592	(2,435)	(23,237)	2,805	-	(22,867)	(9,494)	(77,653)	(180,074)	(97)	(267,318)
Other income/(expenses):
Share of loss from subsidiaries and equity method investments (Note 2)	-	-	(2,794)	-	(2,794)	(23,797)	-	-	23,797	-	(272,297)	(23,502)	-	272,297	(23,502)
Short-term investments income	-	-	9,300	-	9,300	-	878	3,237	-	4,115	-	443	1,416	-	1,859
Others, net	-	-	3,247	-	3,247	477	3,685	8,572	-	12,734	1,560	(198)	12,021	-	13,383
Income/(Loss) before income tax	-	-	55,345	-	55,345	(25,755)	(18,674)	14,614	23,797	(6,018)	(280,231)	(100,910)	(166,637)	272,200	(275,578)
Income tax (expenses)/credit	-	-	(14,827)	-	(14,827)	-	(221)	(19,672)	-	(19,893)	-	50	(3,814)	-	(3,764)
Net income/(loss)	-	-	40,518	-	40,518	(25,755)	(18,895)	(5,058)	23,797	(25,911)	(280,231)	(100,860)	(170,451)	272,200	(279,342)

Note 1: The eliminations are mainly related to inter-company services fee charged between subsidiaries of the Parent and the VIE.

Note 2: It represents the eliminations of the investment loss picked up from subsidiaries of the Parent and the VIE and its subsidiaries.

The Company respectfully advises the Staff that the following tables present the summary balance sheet data for the VIE and other entities as of the dates presented.

	As of December 31,
	2019					2020
	Parent	Subsidiaries of the Parent	VIE and its subsidiaries	Eliminating adjustments	Consolidated totals	Parent	Subsidiaries of the Parent	VIE and its subsidiaries	Eliminating adjustments	Consolidated totals
			(RMB in thousands)					(RMB in thousands)
Condensed Consolidating Schedule of Financial Position
Cash and cash equivalents	159,038	6,464	11,870	-	177,372	48,510	842	11,494	-	60,846
Restricted cash	-	4	501	-	505	-	-	-	-	-
Short-term investments	-	46,266	40,096	-	86,362	-	26,067	122,277	-	148,344
Accounts receivable, net	-	-	538,537	-	538,537	-	-	304,845	-	304,845
Amount due from inter-company entities (Note 3)	-	116,097	15,807	(131,904)	-	-	199,412	16,106	(215,518)	-
Equity investments, net (Note 4)	511,340	41,861	-	(511,340)	41,861	351,816	16,300	-	(351,816)	16,300
Operating lease right-of-use assets, net	-	-	-	-	-	-	-	27,365	-	27,365
Other assets	137	25,127	40,914	-	66,178	210	1,556	19,063	-	20,829
Total assets	670,515	235,819	647,725	(643,244)	910,815	400,536	244,177	501,150	(567,334)	578,529

Amount due to inter-company entities (Note 3)	15,761	46	116,097	(131,904)	-	14,762	1,364	199,392	(215,518)	-
Accounts payable	-	-	139,336	-	139,336	-	-	64,641	-	64,641
Salary and welfare payables	-	16,143	34,578	-	50,721	-	12,831	32,749	-	45,580
Taxes payable	-	2,900	32,441	-	35,341	-	1,617	17,207	-	18,824
Deferred revenue	-	-	8,161	-	8,161	-	-	18,849	-	18,849
Operating lease liabilities	-	-	-	-	-	-	-	27,558	-	27,558
Amount due to related parties	-	-	-	-	-	-	-	548	-	548
Accrued liabilities and other payables	17,545	461	15,302	-	33,308	4,953	388	8,219	-	13,560
Total liabilities	33,306	19,550	345,915	(131,904)	266,867	19,715	16,200	369,163	(215,518)	189,560

Total shareholders’ equity (Note 4)	637,209	216,269	301,810	(511,340)	643,948	380,821	227,977	131,987	(351,816)	388,969
Total liabilities and shareholders’ equity	670,515	235,819	647,725	(643,244)	910,815	400,536	244,177	501,150	(567,334)	578,529

Note 3: Represents the eliminations of inter-company balances among parent, the subsidiaries of the Parent and the VIE and its subsidiaries.

Note 4: Represents the eliminations of the investment in subsidiaries of the Parent, the VIE and its subsidiaries by the Parent.

The Company respectfully advises the Staff that the following tables present the summary cash flow data for the VIE and other entities for the periods presented.

	For the year ended December 31,
	2018					2019					2020
	Parent	Subsidiaries of the Parent	VIE and its subsidiaries	Eliminating adjustments	Consolidated totals	Parent	Subsidiaries of the Parent	VIE and its subsidiaries	Eliminating adjustments	Consolidated totals	Parent	Subsidiaries of the Parent	VIE and its subsidiaries	Eliminating adjustments	Consolidated totals
			(RMB in thousands)					(RMB in thousands)					(RMB in thousands)
Condensed Consolidating Schedules of Cash Flows
Net cash (used in)/generated from operating activities	-	-	(45,598)	-	(45,598)	(1,604)	(24,078)	(133,255)	-	(158,937)	(3,298)	(71,100)	57,273	-	(17,125)

Cash flows from investing activities
Purchase of short-term investments	-	-	(544,601)	-	(544,601)	-	(366,000)	(451,450)	-	(817,450)	-	(109,381)	(504,571)	-	(613,952)
Proceeds from maturities of short-term investments	-	-	504,982	-	504,982	-	321,187	557,189	-	878,376	-	128,507	423,937	-	552,444
Investment in subsidiaries and equity method investment (Note 5&6)	-	-	-	-	-	(210,769)	(42,417)	-	210,769	(42,417)	(77,536)	-	-	77,536	-
Loan paid to inter-Company entities (Note 5)	-	-	-	-	-	-	(87,170)	-	87,170	-	-	(35,910)	(150)	36,060	-
Loan collected from inter-company entities (Note 5)	-	-	-	-	-	-	-	-	-	-	-	5,000	-	(5,000)	-
Others	-	-	(16,675)	-	(16,675)	-	(1,190)	(7,434)	-	(8,624)	-	(4)	(2,777)	-	(2,781)
Net cash (used in)/generated from investing activities	-	-	(56,294)	-	(56,294)	(210,769)	(175,590)	98,305	297,939	9,885	(77,536)	(11,788)	(83,561)	108,596	(64,289)

Cash flows from financing activities
Proceeds from initial public offering, net of issuance costs	-	-	-	-	-	115,139	-	(6,094)	-	109,045	(15,617)	-	(6,000)	-	(21,617)
Proceeds from issuance of Series C-1 preferred shares	-	-	100,000	-	100,000	-	-	-	-	-	-	-	-	-	-
Proceeds from issuance of Series D preferred shares, net of issuance cost	-	-	-	-	-	169,750	-	-	-	169,750	-	-	-	-	-
Share repurchase	-	-	-	-	-	-	-	(2,333)	-	(2,333)	(11,748)	-	-	-	(11,748)
Capital injection from noncontrolling interest shareholders	-	-	-	-	-	-	-	6,895	-	6,895	-	-	520	-	520

	For the year ended December 31,
	2018					2019					2020
	Parent	Subsidiaries of the Parent	VIE and its subsidiaries	Eliminating adjustments	Consolidated totals	Parent	Subsidiaries of the Parent	VIE and its subsidiaries	Eliminating adjustments	Consolidated totals	Parent	Subsidiaries of the Parent	VIE and its subsidiaries	Eliminating adjustments	Consolidated totals
			(RMB in thousands)					(RMB in thousands)					(RMB in thousands)
Investments from parent companies (Note 5&6)	-	-	-	-	-	-	210,769	-	(210,769)	-	-	77,536	-	(77,536)	-
Proceeds from loans provided by inter-company entities (Note 5)	-	-	-	-	-	-	-	87,170	(87,170)	-	-	150	35,910	(36,060)	-
Repayments of loans provided by inter-company entities (Note 5)	-	-	-	-	-	-	-	-	-	-	-	-	(5,000)	5,000	-
Cash received/(paid) in connection with the Reorganization	-	-	-	-	-	87,170	-	(87,170)	-	-	-	-	-	-	-
Others	-	-	4,716	-	4,716	(400)	(4,538)	(82)	-	(5,020)	5	22	(19)	-	8
Net cash generated from/(used in) financing activities	-	-	104,716	-	104,716	371,659	206,231	(1,614)	(297,939)	278,337	(27,360)	77,708	25,411	(108,596)	(32,837)

Effect of exchange rates on cash, cash equivalents and restricted cash	-	-	501	-	501	(248)	(95)	(33)	-	(376)	(2,334)	(446)	-	-	(2,780)
Increase/(Decrease) in cash, cash equivalents and restricted cash	-	-	3,325	-	3,325	159,038	6,468	(36,597)	-	128,909	(110,528)	(5,626)	(877)	-	(117,031)
Cash, cash equivalents and restricted cash at beginning of year	-	-	45,643	-	45,643	-	-	48,968	-	48,968	159,038	6,468	12,371	-	177,877
Cash, cash equivalents and restricted cash at end of year	-	-	48,968	-	48,968	159,038	6,468	12,371	-	177,877	48,510	842	11,494	-	60,846

Note 5: The inter-company cash flows included the following:

•	capital contributions from the Parent to its subsidiaries;
•	loans between subsidiaries of the Parent and the VIE, and the repayments of such loans;

Note 6: The condensed financial information of the Parent for the year ended December 31, 2019 has been revised to correct an immaterial error related to presentation of cash flows of investment in subsidiaries. Such cash flow was previously presented in error as cash flows in financing activities of the Parent and has been revised to cash flows in investing activities of the Parent. The impact of the above presentation error was not material to the previously issued financial statements taken as a whole. The error will be corrected as a revision when the financial statements are reissued with the filing of the Form 20-F for the year ending December 31, 2021.

9.             Please disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate your auditor, and that as a result an exchange may determine to delist your securities.

Response

The Company respectfully advises the Staff that it has already disclosed in the 2020 Annual Report that trading in the Company’s securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate the Company’s auditor, and that as a result the NASDAQ may determine to delist the Company’s securities.

The Company further intends to amend the first paragraph of the risk factor under the heading “Risk Factors – Our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect auditors who are located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections” on page 32 of the 2020 Annual Report in its 2021 Annual Report as follows to reflect certain recent legislative and rulemaking developments. The Company undertakes to further update such disclosures based on future developments regarding the rulemaking process of the Holding Foreign Companies Accountable Act.

On June 22, 2021, the U.S. Senate passed a bill which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two years. In addition, on September 22, 2021, the PCAOB adopted a rule to create a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether it is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

The Company intends to add the following paragraph to page 51 of the 2020 Annual Report in its 2021 Annual Report to disclose the fact that the PCAOB is currently unable to inspect the Company’s auditor:

Implication of the Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. The HFCA Act states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the PRC authorities, our auditor is currently not inspected by the PCAOB. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. The PCAOB is currently unable to inspect our auditors in relation to their audit work performed for our financial statements and inability of the PCAOB to conduct inspections over our auditors deprives our investors with the benefits of such inspections. For the details of the risks associated with the enactment of the HFCA Act, see “Risk Factors –Our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect auditors who are located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.”

3.D. Risk Factors, page 5

10.          Please revise your risk factors to acknowledge that if the PRC government determines that the contractual arrangements constituting part of your VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, your shares may decline in value or become worthless if you are unable to assert your contractual control rights over the assets of your PRC subsidiaries that conduct all or substantially all of your operations.

Response

In response to the Staff’s Comments, the Company respectfully advises the Staff that it intends to amend the heading of the risk factor on page 26 of the 2020 Annual Report in its 2021 Annual Report as follows:

There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the agreements that establish the VIE structure for our operations in China, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with the VIE and, consequently, significantly affect the financial condition and results of operations performance of 36Kr. If the PRC government finds such agreements non-compliant with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in the VIE.

The Company also intends to amend the last paragraph of the same risk factor of the 2020 Annual Report in its 2021 Annual Report as follows:

Any of these actions could cause significant disruptions to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. In addition, new PRC laws, regulations, and rules may be introduced to impose additional requirements, posing additional challenges to our corporate structure and contractual arrangements. If any of these occurrences results in our inability to direct the activities of the VIE or our failure to receive the economic benefits from the VIE and/or our inability to claim our contractual control rights over the assets of the VIE that conducts substantially all of our operations in China, we may not be able to consolidate the entity in our consolidated financial statements in accordance with U.S. GAAP which could materially and adversely affect our financial condition and results of operations and cause our ADSs to significantly decline in value or become worthless.

The Company also intends to add a new risk factor in its 2021 Annual Report as follows:

Any failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.

Since PRC laws prohibit or restrict foreign equity ownership in certain kinds of business in China, we have relied and expect to continue to rely on the contractual arrangements with the VIE and its shareholders to operate our business in China.

However, these contractual arrangements may not be as effective as direct ownership in providing us with control over our affiliated entities. Any of our affiliated entities, including the VIE and its shareholders, could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests. In the event that the shareholders of the VIE breach the terms of these contractual arrangements and voluntarily liquidate the VIE, or the VIE declares bankruptcy and all or part of its assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, we may be unable to conduct some or all of our business operations or otherwise benefit from the assets held by our affiliated entities, which could have a material adverse effect on our business, financial condition and results of operations.

All of these nominee shareholders are affiliated with our Company or affiliated with certain shareholders of the Company. Particularly, Tianjin Zhanggongzi Technology Partnership (L.P.) controlled by Mr. Liu Chengcheng, the Founder and a shareholder of the Company, owns 62.17% of equity interest of the VIE, Shenzhen Guohong No. 2 Enterprise Management Partnership (L.P.), an affiliate of one our existing shareholders, owns 23.32% of equity interest of the VIE, and Ningbo Meishan Baoshui Gangqu Tianhong Lvheng Investment Management Partnership (L.P.), an affiliate of one our existing shareholders, owns 14.51% of equity interest of the VIE. The enforceability of the contractual agreements between us, the VIE and its shareholders depends to a large extent upon whether the VIE and its shareholders will fulfil these contractual agreements. Their interests in enforcing these contractual agreements may not align with our interests or the interests of our shareholders. If their interest diverges from that of our company and other shareholders, it may potentially increase the risk that they could seek to act contrary to these contractual arrangements. If the VIE or its shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and contractual remedies, which we cannot assure you will be sufficient or effective under PRC law. Our contractual arrangements are governed by PRC law and provide for the resolution of disputes through litigation in China. Accordingly, these agreements would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a consolidated variable interest entity should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such adjudication should legal action become necessary. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our affiliated entities, and our ability to conduct our business may be negatively affected.

11.          Given the Chinese government’s significant oversight and discretion over the conduct of your business, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your ADSs. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response

In response to the Staff’s Comments, the Company respectfully advises the Staff that it intends to add a new risk factor in its 2021 Annual Report as follows:

The approval, filing or other requirements of the China Securities Regulatory Commission or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, purport to require offshore special purpose vehicles that are controlled by PRC companies or individuals and that have been formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies or assets to obtain CSRC approval prior to publicly listing their securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear. If CSRC approval under the M&A Rules is required, it is uncertain whether it would be possible for us to obtain the approval, and any failure to obtain or delay in obtaining CSRC approval for our future issuance of securities overseas would subject us to sanctions imposed by the CSRC and other PRC regulatory agencies.

Furthermore, the recently issued Opinions on Strictly Cracking Down on Illegal Securities Activities emphasized the need to strengthen the administration over “illegal securities activities” and the supervision on overseas listings by China-based companies, and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies, although such opinions did not specify the definition of “illegal securities activities.” Such opinions further provided that the special provisions of the State Council on overseas offerings and listings by those companies limited by shares will be revised and therefore the duties of domestic industry competent authorities and regulatory agencies will be clarified. As these opinions were newly issued and there are no further explanations or detailed rules and regulations with respect to such opinions, there are still uncertainties regarding the interpretation and implementation of such opinions. In addition, new rules or regulations promulgated in the future could impose additional requirements on us. For example, it was reported that the CSRC may issue new rules requiring China-based companies to seek approval before going public outside of China, including in the U.S. Furthermore, on July 10, 2021, the CAC issued a revised draft of the Cybersecurity Review Measures for public comments, according to which, among others, an “operator of critical information infrastructure” or a “data processing operator,” who has personal information of more than one million users and is seeking to list its securities on a foreign stock exchange, must apply to the relevant cybersecurity review office for a cybersecurity review. On 29 October 2021, the CAC has publicly solicited opinions on the Measures for the Security Assessment of Data Cross-border Transfer for public comments, which requires that any data processor providing important data collected and generated during operations within the territory of the PRC or personal information that should be subject to security assessment according to law to an overseas recipient shall conduct security assessment. On 14 November 2021, the CAC publicly solicited opinions on the Regulations on the Administration of Cyber Data Security for public comments (“Draft Data Security Regulations”). According to the Draft Data Security Regulations, data processors shall, in accordance with relevant state provisions, apply for cyber security review when carrying out the following activities:(1) the merger, reorganization or separation of Internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests, which affects or may affect national security; (2) data processors that handle the personal information of more than one million people intends to be listed abroad; (3) the data processor intends to be listed in Hong Kong, which affects or may affect national security; (4) other data processing activities that affect or may affect national security. As such aforementioned draft measures and regulations have not been adopted and it remains unclear whether the formal version to be adopted in the future will have any further material changes, it is uncertain how the measures will be enacted, interpreted or implemented and how they will affect us.

If the CSRC or other relevant PRC regulatory agencies subsequently determine that prior approval is required for any of our future offerings of securities overseas or to maintain the listing status of our ADSs, we cannot guarantee that we will be able to obtain such approval in a timely manner, or at all. The CSRC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, not to proceed with such offering or maintain the listing status of our ADSs. If we proceed with any of such offering or maintain the listing status of our ADSs without obtaining the CSRC’s approval to the extent it is required, or if we are unable to comply with any new approval requirements which might be adopted for offerings that we have completed prior to the publication of the above-referenced opinions, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from offering of securities overseas into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of the ADSs.

Furthermore, if there are any other approvals, filings and/or other administration procedures to be obtained from or completed with the CSRC or other PRC regulatory agencies as required by any new laws and regulations for any of our future proposed offering of securities overseas or the listing of the ADSs, we cannot assure you that we can obtain the required approval or complete the required filings or other regulatory procedures in a timely manner, or at all. Any failure to obtain the relevant approvals or complete the filings and other relevant regulatory procedures may subject us to regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies, which may have a material adverse effect on our business, financial condition or results of operations.

The Company also intends to amend the heading of the risk factor on page 30 of the 2020 Annual Report in its 2021 Annual Report as follows:

Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in policies, laws and regulations in China, could adversely affect us.

The Company also intends to add the following paragraphs to the same risk factor of the 2020 Annual Report in its 2021 Annual Report:

The PRC government has significant oversight and discretion over the conduct of our business and may intervene with or influence our operations at any time by adopting new laws and regulations as the government deems appropriate to further regulatory, political and societal goals. The PRC government has recently published new policies that adversely affected certain industries such as the education and internet industries, and we cannot rule out the possibility that it will in the future further release regulations or policies regarding our industry that could further adversely affect our business, financial condition and results of operations. Furthermore, the PRC government has also recently indicated an intent to exert more oversight and control over securities offerings and other capital markets activities that are conducted overseas and foreign investment in China-based companies like us. Any such action, once taken by the PRC government, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless.

However, as there are still regulatory uncertainties in this regard, we cannot assure you that we will be able to comply with new laws and regulations in all respects, and we may be ordered to rectify, suspend or terminate any actions or services that are deemed illegal by the regulatory authorities and become subject to material penalties, which may materially harm our business, financial condition, results of operations and prospects.

12.          In light of recent events indicating greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Response

Further to the proposed revised disclosures on page 30 of the 2020 Annual Report as mentioned in the response to Comment 11 above, the Company also intends to add the following paragraphs to the risk factor under the heading “Risk Factors – We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of Internet businesses and companies, including limitations on our ability to own key assets such as our platform.” on page 11 of the 2020 Annual Report in its 2021 Annual Report to reflect the regulatory developments of the greater oversight by the Cyberspace Administration of China over data security, and risks associated with such new developments:

On August 17, 2021, the State Council promulgated the Regulations on Key Information Infrastructure Security Protection, which has become effective on September 1, 2021. On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Data Security Law, effective on September 1, 2021. On August 20, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Personal Information Protection Law, which will come into effect on November 1, 2021. These newly promulgated laws and regulations reflect PRC government further attempts to strengthen the legal protection for the national network security, data security, the security of key information infrastructure and the security of personal information protection.

Furthermore, certain PRC regulatory authorities recently issued the Opinions on Strictly Cracking Down on Illegal Securities Activities. These opinions call for strengthened regulation over illegal securities activities and supervision of overseas listings by China-based companies and propose to take effective measures. As of the date of this annual report, no official guidance or related implementation rules have been issued in relation to such opinions and as a result, the interpretation and implementation of these opinions remain unclear at this stage. We cannot assure you that we will not be required to obtain the pre-approval of the CSRC and potentially other regulatory authorities to pursue an offering of securities overseas or to maintain the listing status of our ADSs on the NASDAQ. See also “–The approval, filing or other requirements of the China Securities Regulatory Commission or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas.”

The Company also intends to add the following paragraphs to page 51 of the 2020 Annual Report in its 2021 Annual Report to disclose its compliance with the regulations and policies that have been issued by the CAC to date:

Recent Regulatory Development

Draft Cybersecurity Measures

On July 10, 2021, the Cyberspace Administration of China, or the CAC, issued a revised draft of the Cybersecurity Review Measures for public comments, which require that, in addition to “operator of critical information infrastructure,” any “data processing operator” carrying out data processing activities that affect or may affect national security and any “operator of critical information infrastructure” or “data processing operator” which has personal information of more than one million users and is going to be listed abroad should also be subject to a cybersecurity review. On 29 October 2021, the CAC has publicly solicited opinions on the Measures for the Security Assessment of Data Cross-border Transfer for public comments, which requires that any data processor providing important data collected and generated during operations within the territory of the PRC or personal information that should be subject to security assessment according to law to an overseas recipient shall conduct security assessment. On 14 November 2021, the CAC publicly solicited opinions on the Regulations on the Administration of Cyber Data Security for public comments (“Draft Data Security Regulations”). According to the Draft Data Security Regulations, data processors shall, in accordance with relevant state provisions, apply for cyber security review when carrying out the following activities:(1) the merger, reorganization or separation of Internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests, which affects or may affect national security; (2) data processors that handle the personal information of more than one million people intends to be listed abroad; (3) the data processor intends to be listed in Hong Kong, which affects or may affect national security; (4) other data processing activities that affect or may affect national security. As advised by our PRC legal counsel, the draft measures have not been adopted and it remains unclear whether the formal version adopted in the future will have any further material changes, it is uncertain how the measures will be enacted, interpreted or implemented and how they will affect us. We cannot predict the impact of the draft measures, if any, at this stage, and we will closely monitor and assess any development in the rule-making process.

In anticipation of the strengthened implementation of cybersecurity laws and regulations and the continued expansion of our business, we face potential risks if we are deemed as a “critical information infrastructure operator” or “data processing operator” under the PRC cybersecurity laws and regulations once the draft measures take effect, and would be required to follow cybersecurity review procedures. During such review, we may be required to suspend providing any existing or new services to our customers and/or experience other disruptions of our operations, and such review could also result in negative publicity with respect to our Company and diversion of our managerial and financial resources.

As of the date of this annual report, we have not been involved in any investigations or become subject to a cybersecurity review initiated by the CAC based on the Cybersecurity Review Measures, and we have not received any inquiry, notice, warning, sanctions in such respect or any regulatory objections to our listing status from the CAC.

If you have further questions or comments regarding, or require further information or clarification of, any of the responses provided in this letter or if the Commission has any questions with respect to 36Kr Holdings Inc.’s Annual Report on Form 20-F, please contact the undersigned or Li He (Tel: +852-2533-3306) and Ran Li (Tel: +86-10-8567-5013) of Davis Polk & Wardwell LLP.

Sincerely yours,

36Kr Holdings Inc.

By:	/s/ Dagang Feng
Name: Dagang Feng
Title: Chief Executive Officer

cc:	Li He
Davis Polk & Wardwell LLP